UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 16)*

                        BALDWIN TECHNOLOGY COMPANY, INC.
                        --------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                              --------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   058264-10-2
                                   -----------
                                 (CUSIP NUMBER)
                                   -----------
                                  June 15, 2004

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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


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CUSIP NO. 058264-10-2                          13G

----------------------------------------------------------------------
[1]  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                WENDELL M. SMITH
----------------------------------------------------------------------

[2]  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                  [ ] (A)  [ ] (B)
----------------------------------------------------------------------

[3]  SEC USE ONLY

----------------------------------------------------------------------

[4]  CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

----------------------------------------------------------------------
       NUMBER OF                 : [5]  SOLE VOTING POWER
                                 :        525,634 shares (ITEM 4)
        SHARES
                                 :--------------------------------------------
     BENEFICIALLY
                                 : [6] SHARED VOTING POWER
       OWNED BY                  :       NONE

        EACH                     :--------------------------------------------

   REPORTING PERSON              : [7]  SOLE DISPOSITIVE POWER
                                 :        525,634 shares (ITEM 4)
        WITH
                                 :--------------------------------------------

                                 : [8]  SHARED DISPOSITIVE POWER
                                 :       NONE

                                 :--------------------------------------------

[9]  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         525,634 shares (ITEM 4)

---------------------------------------------------------------------

[10] CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES*      [X] 14,751 shares owned by Margaret Smith, wife of Reporting
                                Person, as to which shares Mr. Smith disclaims beneficial ownership.

---------------------------------------------------------------------

[11]  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         APPROXIMATELY 3.9%

---------------------------------------------------------------------

[12]  TYPE OF REPORTING PERSON*

         IN

----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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


ITEM 1(a)         NAME OF ISSUER:  Baldwin Technology Company, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  12 Commerce Dr., P.O. Box 901, Shelton, CT  06484

ITEM 2(a)         NAME OF PERSON FILING:  Wendell M. Smith

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Polestar Ltd.
                  c\o Polaris Partners LP
                  33 Downs Ave., Stamford, CT 06902

ITEM 2(c)         CITIZENSHIP:  U.S.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock

ITEM 2(e)         CUSIP NUMBER:  058264-10-2

ITEM 3. Not Applicable. The person filing this Amendment is not an entity listed in this Item.

ITEM 4.           OWNERSHIP:

                  (a) As of June 15, 2001, Mr. Wendell M. Smith is deemed to be the beneficial owner of 525,634 shares of Class A Common Stock of the Issuer, including
                           111 shares of Class A Common Stock (1% owned by WMS) owned by Polaris Partners; 600 shares of Class
                           A Common Stock owned by Polestar Corporation (f/k/a Polaris Corporation) (all the outstanding capital stock of Polestar Corporation is owned, beneficially and of record, by Mr. Smith); 240 shares owned by Polaris Partners LP (WMS ownes 1%) which he has a right to receive upon conversion of 240 shares of Class B Common Stock of the Issuer; 504,015 shares which he has a right to receive upon conversion of 504,015 shares of Class B Common Stock of the Issuer (beneficially owned by Polestar Corporation); 20,668 shares which he has a right to receive upon conversion of 20,668 shares of Class B Common


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


                           Stock of the Issuer (beneficially owned by Polestar Limited--all the outstanding capital stock of Polestar Limited is owned, beneficially and of record, by Mr. Smith). The foregoing amount does not include 14,751 shares of Class A Common Stock owned by Mr. Smith's spouse, as to which shares Mr. Smith disclaims beneficial ownership.

                  (b)      PERCENT OF CLASS: 3.9%

                  (c) Mr. Wendell M. Smith has sole power to vote, dispose and direct the disposition of all 525,634 shares which he beneficially owns.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY OR CONTROL PERSON.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

                  Not Applicable


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
                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2004

                                          /s/ WENDELL M. SMITH
                                         -----------------------
                                         Wendell M. Smith



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